UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Arrival

(Name of Issuer)

Ordinary Shares, accounting value per share

(Title of Class of Securities)

L0423Q108

(CUSIP Number)

Csaba Horváth

Kinetik S.à r.l.

60A, rue des Bruyères, L-1274 Howald,

Grand Duchy of Luxembourg

+352 621 266 815

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L0423Q108	13D	Page 2 of 13 Pages

1.	Names of Reporting Persons. Kinetik S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 384,497,800
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 384,497,800
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 384,497,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 60.23%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. L0423Q108	13D	Page 3 of 13 Pages

1.	Names of Reporting Persons. Csaba Horváth
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hungary

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 384,497,800
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 384,497,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 384,497,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 60.23%
14.	Type of Reporting Person (See Instructions) HC

CUSIP No. L0423Q108	13D	Page 4 of 13 Pages

1.	Names of Reporting Persons. Gilles Dusemon
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,620,000
	8.	Shared Voting Power 384,497,800
	9.	Sole Dispositive Power 27,620,000
	10.	Shared Dispositive Power 384,497,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 412,117,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 64.56%
14.	Type of Reporting Person (See Instructions) HC

CUSIP No. L0423Q108	13D	Page 5 of 13 Pages

1.	Names of Reporting Persons. Kinetik Finance SARL
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,620,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 27,620,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,620,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.33%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. L0423Q108	13D	Page 6 of 13 Pages

1.	Names of Reporting Persons. The Kinetik Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 412,117,800
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 412,117,800
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 412,117,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 64.56%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. L0423Q108	13D	Page 7 of 13 Pages

1.	Names of Reporting Persons. Gavin Ferguson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 412,117,800
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 412,117,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 412,117,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 64.56%
14.	Type of Reporting Person (See Instructions) HC

CUSIP No. L0423Q108	13D	Page 8 of 13 Pages

1.	Names of Reporting Persons. Filippo Noseda
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 412,117,800
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 412,117,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 412,117,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 64.56%
14.	Type of Reporting Person (See Instructions) HC

CUSIP No. L0423Q108	Page 9 of 13 Pages

This Amendment No. 6 to the joint statement on Schedule 13D with respect to the ordinary shares, accounting value per share (the “Ordinary Shares”), of Arrival, a joint stock company governed by the laws of the Grand Duchy of Luxembourg (the “Issuer”), filed by the Reporting Persons (as defined below) on March 24, 2021, as amended by Amendment No. 1 to Schedule 13D filed on June 7, 2021, as amended by Amendment No. 2 to Schedule 13D filed on April 11, 2022, as amended by Amendment No. 3 to Schedule 13D filed on July 1, 2022, as amended by Amendment No. 4 to Schedule 13D filed on September 2, 2022 and as amended by Amendment No. 5 to Schedule 13D filed on November 14, 2022 (such joint statement, as so amended and as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows (with capitalized terms used but not defined herein having the respective meanings given to them in the Schedule 13D):

1. Paragraph (a) of Item 2 of the Schedule 13D shall hereby be amended and restated in full as follows:

This joint statement on Schedule 13D is being filed by Kinetik S.à r.l., a private limited company (société à responsabilité limitée) incorporated and existing under the laws of Luxembourg (“Kinetik”), Kinetik Finance SARL, a private limited company (société à responsabilité limitée) incorporated and existing under the laws of Luxembourg and a subsidiary of Kinetik (“Kinetik Finance”), The Kinetik Foundation (the “Foundation”), Csaba Horváth, Gilles Dusemon, Gavin Ferguson and Filippo Noseda (collectively, the “Reporting Persons”).

The executive officers and directors of Kinetik are Csaba Horváth, Manager, citizen of Hungary, and Gilles Dusemon, Manager, citizen of Luxembourg, who share voting and investment power with respect to the Ordinary Shares held by Kinetik.

The executive officer and director of Kinetik Finance is Gilles Dusemon, Manager, who has sole voting and investment power with respect to the Ordinary Shares held by Kinetik Finance.

The Foundation is the trustee of The Kinetik Trust (the “Trust”), which holds all of the limited liability company interests of Kinetik. Voting and investment decisions regarding the Ordinary Shares held by Kinetik are made on behalf of the Foundation by a council of two members, Gavin Ferguson, Councillor and Filippo Noseda, Councillor, both citizens of the United Kingdom, who share voting and investment power with respect to such shares.

The Reporting Persons have entered into a Joint Filing Agreement dated November 23, 2022, a copy of which is filed as Exhibit 11 to this Schedule 13D, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k) under the Exchange Act.

2. Paragraph (b) of Item 2 of the Schedule 13D shall hereby be amended and restated in full as follows:

CUSIP No. L0423Q108	Page 10 of 13 Pages

The address of the principal business and the principal office, or the business address, as applicable, of each of the Reporting Persons other than the Foundation and each of its councillors is 60A, rue des Bruyères, L-1274 Howald, Grand Duchy of Luxembourg. The address of the principal business and the principal office, or business address, as applicable, of the Foundation and its councillors is Les Quatre Vents, Route de Pleinmont, St Pierre du Bois, Guernsey GY7 9BN.

3. Item 4 of Schedule 13D shall hereby be amended by inserting the following new paragraphs after the first paragraph thereof:

On November 22, 2022, Kinetik sent a letter to the board of directors of the Issuer (the “Board”), a copy of which is attached hereto as Exhibit 12. The letter expresses Kinetik’s concern about the state of the Issuer and the Board’s ability to oversee direction over the next several critical months and requests an immediate meeting to discuss the Board’s strategy and approach.

4. Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

Item 5. Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 638,344,885 Ordinary Shares outstanding as of September 30, 2022, as reported in the Issuer’s Form 6-K filed pursuant to Rule 13a-16 or 15d-16 on November 8, 2022. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of November 22, 2022, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

Each of Kinetik and Mr. Horváth beneficially owns 384,497,800 Ordinary Shares, or approximately 60.23% of the outstanding Ordinary Shares, Kinetik Finance beneficially owns 27,620,000 Ordinary Shares, or approximately 4.33% of the outstanding Ordinary Shares, the Foundation, Mr. Ferguson, Mr. Noseda, and Mr. Dusemon each beneficially own 412,117,800 Ordinary Shares, or approximately 64.56% of the outstanding Ordinary Shares, and the Reporting Persons beneficially own, in the aggregate, 412,117,800 Ordinary Shares, or approximately 64.56% of the outstanding Ordinary Shares. Mr. Ferguson and Mr. Noseda are Councillors of the Foundation, Mr. Horváth and Mr. Dusemon are Managers of Kinetik, and Mr. Dusemon is Manager of Kinetik Finance. Each of Mr. Ferguson, Mr. Noseda, Mr. Horváth and Mr. Dusemon disclaims beneficial ownership of the Ordinary Shares held by the Foundation and Kinetik and Kinetik Finance, respectively, except to the extent of his pecuniary interest therein.

(c) Except as otherwise described in this Schedule 13D, no Reporting Person, other than Kinetik as set forth in the table below, effected any transaction in the Ordinary Shares since November 11, 2022:

CUSIP No. L0423Q108	Page 11 of 13 Pages

Date of Sale	Shares Sold (#)	Sale Price per Share ($)
11/14/2022	500,000	$0.4958	[1]
11/15/2022	500,000	$0.4939	[2]
11/16/2022	500,000	$0.4342	[3]
11/17/2022	500,000	$0.4042	[4]
11/18/2022	500,000	$0.4007	[5]
11/21/2022	500,000	$0.3612	[6]
11/22/2022	500,000	$0.3511	[7]

The sale prices do not reflect brokerage commissions paid. All such sales were made pursuant to the November 2022 Plan.

[1]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.4753 to $0.5388 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[2]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.481 to $0.5093 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[3]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.4101 to $0.4793 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[4]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.396 to $0.4173 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[5]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.3951 to $0.4103 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[6]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.3501 to $0.393 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[7]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.3481 to $0.3551 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

CUSIP No. L0423Q108	Page 12 of 13 Pages

5. Item 7 of the Schedule 13D shall hereby be amended by adding the following exhibit:

Exhibit 11	Joint Filing Agreement dated November 23, 2022

Exhibit 12	Letter to the Board of Directors of the Issuer dated November 22, 2022

6. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

* * *

CUSIP No. L0423Q108	Page 13 of 13 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: November 23, 2022

KINETIK S.À R.L.

By:	/s/ Csaba Horváth
Name:	Csaba Horváth
Title:	Manager

KINETIK FINANCE SARL

By:	/s/ Gilles Dusemon
Name:	Gilles Dusemon
Title:	Manager

/s/ Csaba Horváth
Name: Csaba Horváth

/s/ Gilles Dusemon
Name: Gilles Dusemon

THE KINETIK FOUNDATION

By:	/s/ Gavin Ferguson
Name:	Gavin Ferguson
Title:	Councillor

By:	/s/ Filippo Noseda
Name:	Filippo Noseda
Title:	Councillor

/s/ Gavin Ferguson
Name: Gavin Ferguson

/s/ Filippo Noseda
Name: Filippo Noseda

Exhibit 11

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of November 23, 2022, that only one statement containing the information required by Schedule 13D, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of ordinary shares of Arrival, a joint stock company governed by the laws of the Grand Duchy of Luxembourg, and such statement to which this Joint Filing Agreement is attached as Exhibit 11 is filed on behalf of each of the undersigned.

DATE: November 23, 2022

KINETIK S.À R.L.

By:	/s/ Csaba Horváth
Name:	Csaba Horváth
Title:	Manager

KINETIK FINANCE SARL

By:	/s/ Gilles Dusemon
Name:	Gilles Dusemon
Title:	Manager

/s/ Csaba Horváth
Name: Csaba Horváth

/s/ Gilles Dusemon
Name: Gilles Dusemon

THE KINETIK FOUNDATION

By:	/s/ Gavin Ferguson
Name:	Gavin Ferguson
Title:	Councillor

By:	/s/ Filippo Noseda
Name:	Filippo Noseda
Title:	Councillor

/s/ Gavin Ferguson
Name: Gavin Ferguson

/s/ Filippo Noseda
Name: Filippo Noseda

Exhibit 12

To:

The Board of Directors of Arrival (the “Company”)

60A, rue des Bruyères

L-1274 Howald, Grand Duchy of Luxembourg

Peter F. Cuneo, Chair

Yunseong Hwang

Alain Kinsch

Tawni Nazario-Cranz

Kristen O’Hara

Avinash Rugoobur

Rexford J. Tibbins

Dear Members of the Board of Directors:

We are writing to you on behalf of Kinetik S.à r.l. and Kinetik Finance S.à r.l. (collectively, “Kinetik” or “we”) which collectively own approximately 65% of the ordinary shares of Arrival S.A. (“Arrival” or the “Company”), making it the majority shareholder of the Company.

We write to express our concern about the state of the Company and the Board’s ability to oversee direction over the next several critical months. We believe that Arrival’s current value does not reflect its achievements to-date, its leadership position in the electric vehicle market and broader manufacturing industry, and its potential for growth and positive return for investors. We remain committed in our support of executive management as we believe they will navigate the Company through these difficult times.

We therefore request a meeting today to discuss the Board’s strategy and approach with respect to the Company over the next several critical months.

Finally, we continue to evaluate all of our rights as a shareholder. To the extent we believe you are not steering the Company in the right direction, we will take action.

Kinetik S.à r.l.

By:	/s/ Csaba Horváth, Manager
Csaba Horváth, Manager

Kinetik Finance SARL

By:	/s/ Gilles Dusemon, Manager
Gilles Dusemon, Manager

Kinetik S.à r.l. Registered Office: 60A, rue des Bruyères, L-1274 Howald, Luxembourg. Company No. B191.311